Exhibit 21
Subsidiaries of Registrant

Name of Company	Jurisdiction of Incorporation
Synergetics, Inc.	Missouri

Synergetics IP, Inc.	Delaware

Synergetics Delaware, Inc.	Delaware

Synergetics Development Company, L.L.C. (Wholly Owned Subsidiary of Synergetics, Inc.)	Missouri

Medimold, L.L.C. (Wholly Owned Subsidiary of Synergetics, Inc.)	Missouri

Synergetics Germany GmbH	Germany

Synergetics Italia, Srl	Italy

Synergetics Surgical Australia PTY, Ltd.	Australia

Synergetics France, SARL	France